EXHIBIT 99.1

RYET Signs MOU with Changan Anyi and Intersect for Saudi NEV Institute

Proposed Saudi institute advances RYET’s international education strategy with Changan Anyi and Intersect

KUALA LUMPUR, Malaysia, Sept. 10, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“RYET” or the “Company”) announced that it entered into a memorandum of understanding with Chongqing Anyi Automobile Technical Service Co., Ltd. (“Changan Anyi”) and Intersect Holding (“Intersect”) to develop an automotive and new energy vehicle (“NEV”) institute in Saudi Arabia. The proposed institute is intended to combine degree and vocational education with practical automotive training, extending RYET’s Saudi education activities into a major area of industrial development.

RYET has established a Saudi regional headquarters through Soft Cloud Smart Technology Company, announced cooperation with Wadi Makkah Technology Company and begun developing a commercialization pathway for its HanLink Chinese Learning Platform. Its collaboration with Intersect, announced in August, supports the introduction of Chinese education and technology capabilities to the Kingdom. The proposed institute would build on those local relationships to develop specialist automotive programs for Saudi students.

Bringing Changan’s automotive expertise into education

Changan Anyi is authorized by Chongqing Changan Automobile Co., Ltd. to carry out overseas work in automotive after-sales knowledge transfer, industry and education cooperation, and teaching equipment, as described in the MOU. Changan Automobile is a major Chinese automaker: it reported sales of 2.913 million vehicles in 2025, including more than 1.11 million NEVs, and overseas sales of 637,000 vehicles.

Changan’s international brand portfolio includes CHANGAN, DEEPAL and AVATR. At its April 2025 overseas partner conference, the automaker reported an 18,000-person research and development team, including 5,000 software and AI specialists. That combination of vehicle manufacturing and software engineering is particularly relevant as automotive training expands from mechanical servicing into battery systems, electronic diagnostics and intelligent vehicle technologies.

For the proposed institute, Changan Anyi would contribute curriculum and technical standards, laboratory planning and instructor training, with continuing course updates. The Company believes these industry-based resources can help students develop skills that keep pace with changes in the vehicles they may service.

“Our ambition is to lead the international development and delivery of specialized vocational education. We see new energy vehicles as an increasingly important field for applying AI. Automotive education needs current technical content, practical facilities and qualified instructors working together. With Changan Anyi and Intersect, we aim to bring China’s automotive industry resources to Saudi institutions and develop degree and vocational pathways that prepare talent for the Kingdom’s growing NEV sector,” said Maggie Fu, Chief Executive Officer of Ruanyun Edai Technology Inc.

Developing degree and vocational programs in Saudi Arabia

The project contemplates cooperation with Umm Al-Qura University and its affiliated colleges, including the Applied College. The proposed scope combines four-year undergraduate programs with two-year applied diploma programs in automotive and NEV fields, alongside practical training in vehicle maintenance, power-battery testing, diagnostics and after-sales services.

Intersect is a Saudi business group and commercialization platform led by co-founder and Chief Executive Officer Ali Alsaileek. It brings local market knowledge, institutional relationships and venture-development experience to the collaboration. Wadi Makkah Technology Company, the investment company wholly owned by Umm Al-Qura University, is an investor in Intersect. For the academy, Intersect’s role centers on Saudi institutional engagement, facilities and admissions discussions, and coordination of local approvals and implementation.

RYET intends to organize the Chinese teaching resources, instructors and commercial arrangements needed to develop and deliver the programs, including curriculum and laboratory implementation. The Company believes this work could expand its institutional education business through program development and continuing delivery services. Fees and other commercial terms would be negotiated for individual projects.

The proposed institute forms part of RYET’s planned Formind strategy to expand international education and institutional services. RYET has established Formind Global Holdings Sdn. Bhd. in Malaysia as part of its international operating platform, alongside its Saudi regional headquarters. The Company believes this developing presence can support education partnerships that combine industry expertise with local delivery. The proposed Saudi institute would extend that strategy into automotive and NEV education.

Saudi automotive and NEV opportunity

Saudi Arabia had more than 15.8 million registered vehicles in use at the end of 2024, an increase of 6.9% from 2023. (Source: GASTAT, Road Transport Statistics 2024)

EVIQ’s announced plan calls for more than 5,000 fast chargers across more than 1,000 locations in Saudi Arabia by 2030. (Source: PIF, EVIQ launch announcement, 8 October 2023)

The Company believes Saudi Arabia’s large vehicle fleet and planned EV infrastructure expansion may contribute to demand for technicians trained in maintenance, battery systems, electrical safety and diagnostics. The proposed institute would prepare students for these roles through academic study and hands-on training.

The MOU sets out an initial 12-month development framework. The proposed institute’s establishment, university participation, degree-awarding arrangements, funding and commercial terms remain subject to definitive agreements and applicable approvals. There can be no assurance that the proposed institute will be established, that a university will participate, or that the collaboration will produce contracts or revenue. Third-party infrastructure plans may change. Umm Al-Qura University and its colleges are not signatories to the MOU.

About Changan Anyi

Chongqing Anyi Automobile Technical Service Co., Ltd. (Changan Anyi) undertakes automotive technical services and industry-education cooperation. Under the MOU, it is the Chinese automotive technical partner responsible for the proposed institute’s academic and technical design, training standards, laboratory planning and instructor development.

About Intersect Holding

Intersect Holding is a Saudi business group and commercialization platform focused on innovation, entrepreneurship and market access. It supports companies and ventures seeking to enter and scale in Saudi Arabia through consulting, venture development and local execution.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment, and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services. Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as part of its broader strategy to expand its AI education, language learning, institutional education support and global technology initiatives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions.

These statements include, among others, statements regarding the proposed institute and degree and vocational programs; university participation and degree-awarding arrangements; the MOU; the parties’ intended contributions; anticipated benefits of industry resources and AI applications; workforce demand and market opportunity; potential education-service revenue; definitive project agreements; and RYET’s international expansion, the anticipated benefits of its Malaysian and Saudi operating presence, and its planned Formind transition.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include institutional, licensing and regulatory approvals; publicity and intellectual-property permissions; funding; agreement on commercial terms; partner performance; availability of instructors and equipment; student and employer demand; and execution of international programs. There can be no assurance that the proposed institute will be established, that a university will participate, or that the collaboration will produce contracts or revenue. Third-party infrastructure plans may change. Forward-looking statements speak only as of the date of this press release. Additional risks are described in the Company’s reports filed with or furnished to the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Readers should not place undue reliance on these statements. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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